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                           July 19, 2023

       Xiaofeng Denton Peng
       Chief Executive Officer
       Phoenix Motor Inc.
       1500 Lakeview Loop
       Anaheim, CA 92807

                                                        Re: Phoenix Motor Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 14, 2023
                                                            File No. 333-273252

       Dear Xiaofeng Denton Peng:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Mitchell S. Nussbaum